PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

May 6, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:

Parks! America, Inc.

Form 10-K for the fiscal year ended September 30, 2012

Filed December 28, 2012

File No. 000-51254

Form 10-Q for the quarterly period ended December 30, 2012

Filed February 6, 2013

File No. 0-51254

Dear Mr. Humphrey and Ms. Geddes:

We are responding to your letter dated April 17, 2013 concerning our annual report on Form 10-K for the fiscal year ended September 30, 2012 that was filed on December 28, 2012 and the quarterly report on Form 10-Q for the quarter ended December 30, 2012 that was filed on February 6, 2013.  For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-Q for the Quarterly Period Ended December 30, 2012

Item 4. Controls and Procedures, page 18

Comment #1

Reference is made to your response to our prior comment 10.  We have reviewed your response to this comment, as well as to our prior comment 4.  Based upon the information provided in those responses, we are not persuaded that your conclusion as to the effectiveness of your disclosure controls and procedures as of December 30, 2012 was appropriate.  Specifically, management is required to evaluate the effectiveness of disclosure controls and procedures as of the end of each fiscal quarter.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the specified time periods.  Quarterly financial statements, prepared in accordance with GAAP, are required to include specific segment disclosures set forth in ASC 280.  The specified disclosures have not been included in the financial statements of your filed Forms 10-Q.  While you may have recently implemented steps to improve your controls and have “additional plans in this regard going forward”, if you continue to believe that your existing disclosure controls and procedures were effective as of December 30, 2012, please provide specific and detailed support for your conclusion.  We may have further comments upon review of your response.

Response #1

We have re-evaluated our response to this comment.  We included a segment footnote in our last annual report on Form 10-K.  We did not include the segment footnote in our last quarterly report and we do not intend to include that footnote going forward.  You have pointed out that there was no explanation for this change in our Form 10-Q when the segment footnote was omitted.  The reason is that we did not believe the segment footnote, or the explanation, was material to our financial reporting.  However, we agree with your comment that an explanation should be provided.  We propose to provide an explanation for omitting the segment footnote in our next quarterly report.

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

May 6, 2013

Our reasoning is that we operate two animal attractions that are in the same business.  Their operations are substantially identical.  The only material difference is their geographic location. Subsequent to our last fiscal year-end, the Company entered into a new loan agreement that encompasses both parks.  Prior to that, each park had separate financing.  In our discussions with lenders we learned that they viewed us as having one business and not multiple segments. Additionally, discussions with our board were consistent with the one business/one segment approach. That being the case, we discontinued the segment footnote.  We do not believe that our omitting the segment footnote represents a degradation of our internal controls.  The change was made based upon our ongoing assessment of the financial disclosure that is meaningful to investors.

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

/s/ Jon Laria

Jon Laria

Chief Financial Officer and Principal Accounting Officer

Parks! America, Inc.

cc:

Dale Van Voorhis

Jon Gardner

Ronald Silberstein